Exhibit 99.1

Kiewit-Stantec design-build team moving forward on critical LADWP groundwater projects

Projects to remediate San Fernando Valley Groundwater Basin and deliver clean drinking water

EDMONTON, Alberta & NEW YORK & LOS ANGELES--(BUSINESS WIRE)--July 7, 2020--The Los Angeles Department of Water and Power (LADWP) is one step closer to remediating and restoring the beneficial use of the San Fernando Valley Groundwater Basin (SFB), providing a critical, local source of clean drinking water for the Los Angeles region. The Kiewit-Stantec design-build team recently completed its “basis of design report,” which outlines treatment technology that will be used to treat contaminated groundwater as well as provide the basis for the treatment facility layout at LADWP’s North Hollywood Central and Tujunga remediation sites.

The SFB covers 226 square miles and is northwest of downtown Los Angeles on the north side of the Hollywood Hills. However, the basin is one of the largest contaminated groundwater areas in the United States. The $400-million projects by Kiewit-Stantec will remove existing industrial contaminants that date back to the 1940s in the SFB. At the same time, these systems will allow LADWP to treat contaminated groundwater in the vicinity of the North Hollywood Central and Tujunga pump stations, providing up to 200 and 100 cubic feet of water per second, respectively. LADWP is completing these two projects pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA).

The remediation of the SFB advances two key goals of Los Angeles Mayor Eric Garcetti’s Green New Deal— significantly reducing the purchase of imported water by 2025 and producing 71% of LA’s water supply locally by 2035. Once fully restored, the SFB will be an aquifer that can provide drinking water to more than 800,000 Angelenos.

Currently, local groundwater provides approximately 11% of the City’s total water supply. It has provided more than 20% of the City’s total supply in some drought years. The City gets most of its water from the Los Angeles Aqueduct—which is Eastern Sierra snowmelt—and from the California Aqueduct, which is water from the Sacramento/San Joaquin River Delta.

“We’re excited to participate in this important step toward delivering a greater supply of local water to Los Angeles and its residents,” says Venu Kolli, Stantec senior principal and Water area manager based in Pasadena. “LA has great water resources underground. These projects will help the City tap into that water, providing residents and businesses with local resources and reducing our community’s dependence on imported water.”

“We are very excited to be working on these important projects with the City,” says Tony Joyce, vice president, Kiewit Infrastructure West Co. “With our long construction history in southern California, we take great pride in bringing our extensive design-build experience to help make a positive impact on those living in and visiting the region.”

When completed, the projects will treat and deliver up to 75 million gallons of water per day. They are scheduled to be operational by mid-2022. Stantec is providing process, civil, mechanical, building mechanical, structural, architectural, landscape architectural, and instrumentation and control engineering design services on the projects. Kiewit is providing electrical engineering design services and managing all construction activities.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

About Kiewit
Kiewit is one of North America’s largest and most respected construction and engineering organizations. With its roots dating back to 1884, the employee-owned organization operates through a network of subsidiaries in the United States, Canada, and Mexico. Kiewit offers construction and engineering services in a variety of markets including transportation; oil, gas and chemical; power; building; water/wastewater; industrial; and mining. Kiewit had 2019 revenues of $10.3 billion and employs 23,000 staff and craft employees.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the proposed projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Design with community in mind

Contacts

Media Contact
Danny Craig
Stantec Media Relations
Ph: 949-923-6085
danny.craig@stantec.com

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com